CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

May 9, 2022

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	James Giug liano
Theresa Brillant
Taylor Beech
Mara Ransom

Re:	Bonanza Goldfields Corp.
Amendment No. 6 to Registration Statement on Form 10-12G
Filed April 22, 2022
File No. 000-53612

Ladies and Gentlemen:

On behalf of Bonanza Goldfields Corp. (the “Company” or “BONZ”), we are hereby responding to the comment letter dated May 5, 2022 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 6 to Registration Statement on Form 10-12G Filed April 1, 2022

Introductory Comment, page ii

1. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. In this regard, we note your disclosure mentions only that there are no limitations on the amount of funds permitted to be distributed as dividends. Provide a cross-reference to your discussion of this issue in your summary risk factors and risk factors sections, as well.

Response: We have added cross references and made clarifying amendments on pages iv, vi, vii, 11 and 26, as applicable.

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Risk Factors

"It may be difficult for stockholders to enforce any judgment...", page 30

2. Please revise your header and your accompanying disclosure to state whether your directors, officers or members of senior management are located in the PRC or Hong

Response: We have revised the header and body of the risk factor located on page 30 of the registration statement to state that a majority of our officers and directors are located in Hong Kong.

Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Jenny Chen-Drake
Jenny Chen-Drake
of CHEN-DRAKE LAW

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